UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-32979
CUSIP Number: 200693109

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended March 31, 2004
 [    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
[    ] Transition Report on Form N-CSR
         For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Commerce One, Inc.
 Full name of registrant

______________________________
Former name if applicable

One Market Street, Steuart Tower, Suite 1300
Address of principal executive office (Street and number)

San Francisco, California 94105
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)    ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Our Form 10-Q could not be completed and filed by the May 10, 2004 due date without unreasonable effort or expense due to our inability to finish our required disclosures with sufficient time for our independent accountants to complete their review of our filing. Accordingly, we are extending the filing of our Quarterly Report on Form 10-Q pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

    Name and telephone number of person to contact in regard to this notification:

Beth Frensilli	(415)	644-8700
(Name)	(Area Code)	(Telephone Number)

    Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    ☒    Yes   ☐    No

    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    ☒    Yes   ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the three months ended March 31, 2004 decreased to approximately $2.7 million compared to $13.1 million in the corresponding period of 2003. Total Costs and Expenses were approximately $7.6 million down from $43.0 million in 2003. Our Net Loss to Common Shareholders was $8.4 million compared to $29.3 in 2003. The decrease in revenue is due to the continued decline in our business based on increased competition, fewer transactions, lower price points and the lack of significant revenues from our new Commerce One Conductor product. Expenses are down as a result of our restructuring plans instituted in 2003 to cut costs. Additional information regarding our financial results for three months ended March 31, 2004 can be found in our press release dated May 6, 2004, which was furnished to the Securities and Exchange Commission on Form 8-K.

Commerce One, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 10, 2004	By: Name: Title:	/s/ Charles D. Boynton Charles D. Boynton Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).